Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2019

Unaudited Financial Results

SHENZHEN, China, August 30, 2019 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the quarter ended June 30, 2019.

Second Quarter 2019 Operational Highlights:

•                      Total outstanding principal balance of loans1 reached RMB40.6 billion as of June 30, 2019, representing an increase of 64.5% from RMB24.7 billion as of June 30, 2018.

•                      Total loan originations1 in the second quarter of 2019 reached RMB26.0 billion, an increase of 57.0% from RMB16.6 billion in the second quarter of 2018.

•                      The GMV2 of our e-commerce channel amounted to RMB1.9 billion, representing an increase of 24.1% from RMB1.5 billion in the second quarter of 2018.

•                      The weighted average tenor of loans originated on our platform in the second quarter of 2019 was approximately 12.8 months. The weighted average APR3 was 25.3% for the second quarter of 2019.

•                      Total number of registered users reached 50.2 million as of June 30, 2019, representing an increase of 71.7% from 29.2 million as of June 30, 2018; and users with credit line reached 13.5 million as of June 30, 2019, up by 50.7% from 8.9 million as of June 30, 2018.

•                      Number of active users4 who used our loan products in the second quarter of 2019 reached 4.1 million, compared to 2.7 million in the second quarter of 2018. Number of new active users who used our loan products in the second quarter of 2019 was 1.3 million.

•                      90 day+ delinquency ratio5 was 1.49% as of June 30, 2019.

1 Outstanding principal balance and originations of loans represent the outstanding principal balance and originations of both on- and off-balance sheet loans.

2 GMV refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns.

3 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

4Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

5 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged off are not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Second Quarter 2019 Financial Highlights:

•                      Total operating revenue reached RMB2.5 billion. Financial services income reached RMB1.5 billion, representing an increase of 8.1% from the second quarter of 2018. Loan facilitation and servicing fees in financial services income reached RMB1.2 billion, representing an increase of 148% from the second quarter of 2018.

•                      Gross profit reached RMB1.1 billion, representing an increase of 26.6% from the second quarter of 2018.

•                      Net income was RMB628 million, representing a decrease of 5.4% from the second quarter of 2018.

•                      Non-GAAP EBIT6 was RMB776 million, representing an increase of 28.8% from the second quarter of 2018.

•                      Adjusted net income6 was RMB671 million, representing a decrease of 4.3% from the second quarter of 2018. Adjusted net income per ADS6 was RMB3.69 on a fully diluted basis.

6 Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Restatement of unaudited financial results for the quarter ended March 31, 2019

In connection with the preparation of the Company’s unaudited condensed consolidated financial information for the quarter ended June 30, 2019, the Company identified an error that the revenue from financial services income was overstated by RMB129 million for the quarter ended March 31, 2019, as certain discounts and interests waived were not appropriately recorded due to unintentional use of incorrect system reports in connection with preparation of the financial statement adjustments for such discounts and waived interest. The Company has determined that the unaudited financial results for the quarter ended March 31, 2019 as previously reported in the press release of the first quarter of 2019 on May 17, 2019 (“Q1 2019 Press Release”) need to be restated. Immediately upon identifying the error, the Company undertook a review of relevant internal control processes and started to implement additional measures to address potential control deficiencies.

In addition, the Company recorded an out-of-period adjustment of RMB66.1 million to financial services income for the quarter ended March 31, 2019, to correct the cumulative effect of errors in recording discounts and interests waived in the periods prior to December 31, 2018. The out-of-period adjustment primarily resulted in a decrease of RMB63.6 million of interest and financial services income and other revenues, and financing receivables, respectively. The Company has concluded that this out-of-period adjustment was not material to previously reported financial statements nor to current or estimated full year fiscal 2019 results, and recorded the out-of-period adjustment in the restated unaudited financial results for the quarter ended March 31, 2019.

As a result, the unaudited financial results for the quarter ended March 31, 2019 have been restated from the amounts previously reported in the Q1 2019 Press Release.

The following main items in the Company’s unaudited condensed consolidated statement of operations and of comprehensive income, and unaudited reconciliations of GAAP and Non-GAAP results for the quarter ended March 31, 2019 were restated. The amounts under the heading “As Reported” reflect the originally reported results. The amounts under the heading “As Restated” reflect the Company’s restated results after this restatement.

	For the Three Months Ended March 31, 2019
	As Reported		As Restated
(In thousands)	RMB	US$	RMB	US$
Interest and financial services income and other revenues	379,236	56,508	309,065	45,021
Loan facilitation and servicing fees	910,562	135,678	785,837	114,470
Financial services income	1,289,798	192,186	1,094,902	159,491
Provision for credit losses of contract assets and service fees receivable	(22,461)	(3,347)	(18,241)	(2,657)
Income before income tax expense	700,519	104,379	509,843	74,271
Income tax expense	(117,535)	(17,513)	(85,543)	(12,460)
Net income	582,984	86,866	424,300	61,811
Adjusted net income	622,391	92,738	463,707	67,551
Non-GAAP EBIT	742,384	110,617	551,708	80,369
Net income per ordinary share
Basic	1.66	0.25	1.21	0.18
Diluted	1.61	0.24	1.17	0.17
Net income per ADS
Basic	3.32	0.49	2.41	0.35
Diluted	3.22	0.48	2.35	0.34

The following main items in the Company’s unaudited condensed consolidated balance sheet as of March 31, 2019 were also restated:

	As of March 31, 2019
	As Reported		As Restated
(In thousands)	RMB	US$	RMB	US$
Short-term financing receivables, net	4,027,899	600,176	3,957,728	576,508
Short-term contract assets and service fees receivable, net	1,142,136	170,184	1,021,631	148,817
Total current assets	9,922,603	1,478,515	9,731,927	1,417,615
Deferred tax liabilities	167,071	24,894	135,079	19,676
Retained earnings	2,174,880	324,067	2,016,196	293,694

For more details, please see Appendix I- Restated unaudited financial results for the quarter ended March 31, 2019.

Unless otherwise indicated, the financial figures for the quarter ended March 31, 2019 in the following paragraphs give effect to the restatement described above.

“In spite of the changes in the industry, we continue to grow at a rapid pace, thanks to our strong funding pipeline, highly compliant operations, and advanced financial technology.” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “I am pleased to announce that we were once again able to deliver another quarter of strong growth for our shareholders.”

“We continue to lead the industry in the number of funding partners,” continued Mr. Xiao. “Our total number of institutional funding partners continues to grow, and we have more than sufficient funding from our institutional funding partners to meet our loan facilitation targets for the year.”

“Our efforts to continuously stay ahead of the regulatory curve and maintain our strong growth in spite of changing regulatory conditions are now paying off.” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the second quarter, Lexin’s gross profit reached RMB1.1 billion and our non-GAAP EBIT reached RMB776 million, representing an increase of 26.6% and 28.8% from the same period in 2018. Thanks to our strong institutional funding, we’re now able to raise our loan origination guidance for the year.”

“Credit performance and credit quality continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our vintage charge-off rate7 is just over 2.0%, and our 90 day+ delinquency rate was 1.49% as of June 30, 2019. We fully expect the strong performance to continue in the future.”

7 Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Second Quarter 2019 Financial Results:

Operating revenue increased from RMB2.0 billion in the second quarter of 2018 to RMB2.5 billion in the second quarter of 2019. This increase in operating revenues was due to the increase in online direct sales revenue and financial services income for the quarter, driven by continuing increases in the number of active users on our platform.

Online direct sales increased by 58.8% from RMB583 million in the second quarter of 2018 to RMB925 million in the second quarter of 2019. This increase was primarily due to the significant increase in the number of orders as a result of several sales promotional events during the quarter.

Financial services income increased by 8.1% from RMB1.4 billion in the second quarter of 2018 to RMB1.5 billion in the second quarter of 2019. This increase was primarily contributed by the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

Loan facilitation and servicing fees increased by 148% from RMB487 million in the second quarter of 2018 to RMB1.2 billion in the second quarter of 2019. This increase was primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments made to Juzi Licai in the second quarter of 2018. Under the adjusted business model, we act as an intermediary between the borrowers and the individual investors. Based on the assessment of the accounting impact in respect of the adjusted business model, all new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans accordingly, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, revenues generated from loan facilitation and servicing fees increased significantly.

Interest and financial services income and other revenues decreased by 65.9% from RMB922 million in the second quarter of 2018 to RMB314 million in the second quarter of 2019 due to a decrease in on-balance sheet loans originated on our platform as a result of the aforementioned business model adjustments in the second quarter of 2018.

Cost of sales increased by 54.8% from RMB598 million in the second quarter of 2018 to RMB925 million in the second quarter of 2019, which is consistent with the increase of online direct sales revenue.

Funding cost decreased by 54.2% from RMB263 million in the second quarter of 2018 to RMB121 million in the second quarter of 2019, which is consistent with the decrease of the interest and financial services income and other revenues.

Processing and servicing cost increased by 94.3% from RMB71.2 million in the second quarter of 2018 to RMB138 million in the second quarter of 2019. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in salaries and personnel related costs and an increase in credit assessment cost.

Provision for credit losses of financing receivables decreased by 21.1% from RMB232 million in the second quarter of 2018 to RMB183 million in the second quarter of 2019, which is consistent with the decrease in the on-balance sheet loans originated on our platform. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Gross profit increased by 26.6% from RMB868 million in the second quarter of 2018 to RMB1.1 billion in the second quarter of 2019. The significant increase in the gross profit is primarily due to the significant increase of loan facilitation and servicing fees generated from the off-balance sheet loans.

Sales and marketing expenses increased by 119% from RMB144 million in the second quarter of 2018 to RMB316 million in the second quarter of 2019. This increase was primarily due to an increase in online promotional fees and advertising costs and an increase in salaries and personnel related costs.

Research and development expenses increased by 27.0% from RMB78.5 million in the second quarter of 2018 to RMB99.7 million in the second quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses increased by 35.1% from RMB69.6 million in the second quarter of 2018 to RMB94.1 million in the second quarter of 2019. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses, and an increase in salaries and personnel related costs.

Gain on guarantee liabilities for the second quarter of 2019 was RMB22.7 million, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives increased by 438% from RMB21.2 million in the second quarter of 2018 to RMB114 million in the second quarter of 2019. The increase was primarily due to increasing realization of gains through our performance of the guarantee, which is consistent with the continuing increases of underlying off-balance sheet loans originated on our platform since early 2018.

Income tax expense for the second quarter of 2019 was RMB106 million, compared to income tax benefit of RMB105 million in the second quarter of 2018. The Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a valuation allowance of RMB193 million previously recognized as of December 31, 2017 was reversed in the same period of 2018.

Net income for the second quarter of 2019 was RMB628 million, representing a decrease of 5.4% from RMB664 million in the second quarter of 2018.

Adjusted net income for the second quarter of 2019 was RMB671 million, representing a decrease of 4.3% from RMB701 million in the second quarter of 2018.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects total loan originations for the fiscal year 2019 to exceed RMB115 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on August 30, 2019 (8:00 PM Beijing/Hong Kong time on August 30, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong:	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode:

Passcode:	3599484

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 6, 2019, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	3599484

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, non-GAAP EBIT, adjusted net income per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, investment-related impairment, and investment loss and we define non-GAAP EBIT as net income excluding income tax (benefit)/expense, share-based compensation expenses, interest expense/(income), net, investment-related impairment, and investment loss.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, investment-related impairment and investment loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax (benefit)/expense, share-based compensation expenses, interest expense/(income), net, investment-related impairment, and investment loss. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, income tax (benefit)/expense, interest expense/(income), net, investment-related impairment, and investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,148,292	1,059,735	154,368
Restricted cash	1,266,536	1,335,150	194,487
Restricted time deposits	344,212	784,904	114,334
Short-term financing receivables, net	5,140,634	3,570,430	520,092
Accrued interest receivable	82,943	57,660	8,399
Prepaid expenses and other current assets	923,827	1,607,080	234,098
Amounts due from related parties	—	2,797	407
Risk safeguard fund receivable, net	395,025	630,337	91,819
Contract assets and service fees receivable, net	946,293	1,509,450	219,876
Inventories, net	57,196	101,050	14,720
Total current assets	10,304,958	10,658,593	1,552,600
Non-current assets
Restricted cash	82,306	122,000	17,771
Restricted time deposits	—	25,096	3,656
Long-term financing receivables, net	1,283,036	958,629	139,640
Risk safeguard fund receivable, net	116,208	154,626	22,524
Contract assets and service fees receivable, net	291,784	315,351	45,936
Property, equipment and software, net	82,420	92,112	13,418
Long-term investments	186,073	226,800	33,037
Deferred tax assets	94,598	126,764	18,465
Other assets	29,192	160,490	23,378
Total non-current assets	2,165,617	2,181,868	317,825
TOTAL ASSETS	12,470,575	12,840,461	1,870,425

LIABILITIES
Current liabilities
Accounts payable	135,848	249,010	36,272
Amounts due to related parties	14,569	20,736	3,021
Short-term borrowings	438,010	664,500	96,795
Short-term funding debts	4,646,041	3,551,661	517,358
Accrued interest payable	182,280	91,050	13,263
Risk safeguard fund payable	456,276	672,367	97,941
Accrued expenses and other current liabilities	2,145,689	2,050,889	298,749
Total current liabilities	8,018,713	7,300,213	1,063,399
Non-current liabilities
Long-term funding debts	157,887	25,773	3,754
Deferred tax liabilities	187,183	229,168	33,382
Other long-term liabilities	—	43,760	6,374
Total non-current liabilities	345,070	298,701	43,510
TOTAL LIABILITIES	8,363,783	7,598,914	1,106,909

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	160	166	24
Class B Ordinary Shares	66	64	9
Additional paid-in capital	2,328,716	2,410,506	351,130
Statutory reserves	200,262	200,262	29,171
Accumulated other comprehensive loss	(14,308)	(13,611)	(1,983)
Retained earnings	1,591,896	2,644,160	385,165
TOTAL SHAREHOLDERS’ EQUITY	4,106,792	5,241,547	763,516
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,470,575	12,840,461	1,870,425

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for	For the Three Months Ended			For the Six Months Ended June 30,
share and per share data)	June 30, 2018	June 30, 2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	582,906	925,418	134,802	1,125,805	1,550,327	225,831
Services and others	47,452	44,190	6,437	77,546	98,889	14,405
Online direct sales and services income	630,358	969,608	141,239	1,203,351	1,649,216	240,236
Interest and financial services income and other revenues*	921,833	314,248	45,775	1,756,516	623,313	90,796
Loan facilitation and servicing fees*	487,226	1,209,084	176,123	693,268	1,994,921	290,593
Financial services income*	1,409,059	1,523,332	221,898	2,449,784	2,618,234	381,389
Total operating revenue*	2,039,417	2,492,940	363,137	3,653,135	4,267,450	621,625
Operating cost:
Cost of sales	(597,737)	(925,454)	(134,808)	(1,146,460)	(1,553,456)	(226,286)
Funding cost	(263,311)	(120,664)	(17,577)	(520,337)	(262,936)	(38,301)
Processing and servicing cost	(71,161)	(138,279)	(20,143)	(137,095)	(254,998)	(37,145)
Provision for credit losses of financing receivables	(232,125)	(183,203)	(26,687)	(518,916)	(335,720)	(48,903)
Provision for credit losses of contract assets and service fees receivable*	(7,307)	(26,423)	(3,849)	(10,930)	(44,664)	(6,506)
Total operating cost*	(1,171,641)	(1,394,023)	(203,064)	(2,333,738)	(2,451,774)	(357,141)
Gross profit*	867,776	1,098,917	160,073	1,319,397	1,815,676	264,484
Operating expenses:
Sales and marketing expenses	(144,339)	(315,578)	(45,969)	(245,849)	(510,761)	(74,401)
Research and development expenses	(78,518)	(99,691)	(14,522)	(146,611)	(193,539)	(28,192)
General and administrative expenses	(69,638)	(94,082)	(13,705)	(128,279)	(181,292)	(26,408)
Total operating expenses	(292,495)	(509,351)	(74,196)	(520,739)	(885,592)	(129,001)
(Loss)/gain on guarantee liabilities, net	(20,128)	22,673	3,303	(20,128)	126,350	18,405
Interest (expense)/income, net	(6,793)	1,309	191	(10,432)	(1,149)	(167)
Investment related impairment	(4,841)	—	—	(4,841)	—	—
Investment loss	—	(1,764)	(257)	—	(1,764)	(257)
Change in fair value of financial guarantee derivatives, net	21,249	114,227	16,639	13,174	164,723	23,995
Others, net	(6,286)	8,372	1,220	1,339	25,982	3,785
Income before income tax expense*	558,482	734,383	106,973	777,770	1,244,226	181,244
Income tax benefit/(expense)*	105,320	(106,419)	(15,502)	63,892	(191,962)	(27,962)
Net income*	663,802	627,964	91,471	841,662	1,052,264	153,282

Net income per ordinary share*
Basic	2.00	1.77	0.26	2.54	2.98	0.43
Diluted	1.83	1.73	0.25	2.33	2.90	0.42

Net income per ADS*
Basic	4.00	3.54	0.52	5.08	5.96	0.87
Diluted	3.67	3.46	0.50	4.65	5.81	0.85

Weighted average number of ordinary shares outstanding
Basic	332,208,249	355,026,635	355,026,635	331,686,095	353,344,135	353,344,135
Diluted	362,162,094	363,122,834	363,122,834	361,798,356	362,394,391	362,394,391

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for share and per share	For the Three Months Ended			For the Six Months Ended June 30,
data)	June 30, 2018	June 30, 2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income*	663,802	627,964	91,471	841,662	1,052,264	153,282
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	25,426	10,236	1,491	(17,823)	697	102
Total comprehensive income*	689,228	638,200	92,962	823,839	1,052,961	153,384

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for	For the Three Months Ended			For the Six Months Ended June 30,
share and per share data)	June 30, 2018	June 30, 2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income*	663,802	627,964	91,471	841,662	1,052,264	153,282
Add: Share-based compensation expenses	32,249	41,015	5,975	59,560	80,422	11,715
Investment-related impairment	4,841	—	—	4,841	—	—
Investment loss	—	1,764	257	—	1,764	257
Adjusted net income*	700,892	670,743	97,703	906,063	1,134,450	165,254

Adjusted net income per ordinary share*
Basic	2.11	1.89	0.28	2.73	3.21	0.47
Diluted	1.94	1.85	0.27	2.50	3.13	0.46

Adjusted net income per ADS*
Basic	4.22	3.78	0.55	5.46	6.42	0.94
Diluted	3.87	3.69	0.54	5.01	6.26	0.91

Weighted average number of ordinary shares outstanding
Basic	332,208,249	355,026,635	355,026,635	331,686,095	353,344,135	353,344,135
Diluted	362,162,094	363,122,834	363,122,834	361,798,356	362,394,391	362,394,391

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Six Months Ended June 30,
(In thousands)	June 30, 2018	June 30, 2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income*	663,802	627,964	91,471	841,662	1,052,264	153,282
Add: Income tax (benefit)/expense*	(105,320)	106,419	15,502	(63,892)	191,962	27,962
Share-based compensation expenses	32,249	41,015	5,975	59,560	80,422	11,715
Interest expense/(income), net	6,793	(1,309)	(191)	10,432	1,149	167
Investment-related impairment	4,841	—	—	4,841	—	—
Investment loss	—	1,764	257	—	1,764	257
Non-GAAP EBIT*	602,365	775,853	113,014	852,603	1,327,561	193,383

Appendix I- Restated unaudited financial results for the quarter ended March 31, 2019

Set forth below are financial results of the Q1 2019 Press Release which have been updated to reflect the restated results.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,148,292	1,341,417	195,399
Restricted cash	1,266,536	1,554,073	226,376
Restricted time deposits	344,212	210,000	30,590
Short-term financing receivables, net*	5,140,634	3,957,728	576,508
Accrued interest receivable	82,943	66,465	9,682
Prepaid expenses and other current assets	923,827	1,007,286	146,728
Amounts due from related parties	—	2,230	325
Risk safeguard fund receivable, net	395,025	514,954	75,012
Contract assets and service fees receivable, net*	946,293	1,021,631	148,817
Inventories, net	57,196	56,143	8,178
Total current assets*	10,304,958	9,731,927	1,417,615
Non-current assets
Restricted cash	82,306	98,752	14,385
Long-term financing receivables, net	1,283,036	1,019,810	148,552
Risk safeguard fund receivable, net	116,208	139,977	20,390
Contract assets and service fees receivable, net	291,784	284,517	41,445
Property, equipment and software, net	82,420	92,569	13,484
Long-term investments	186,073	192,083	27,980
Deferred tax assets	94,598	99,371	14,475
Other assets	29,192	156,545	22,803
Total non-current assets	2,165,617	2,083,624	303,514
TOTAL ASSETS*	12,470,575	11,815,551	1,721,129

LIABILITIES
Current liabilities
Accounts payable	135,848	143,979	20,973
Amounts due to related parties	14,569	8,829	1,286
Short-term borrowings	438,010	230,749	33,612
Short-term funding debts	4,646,041	3,752,367	546,594
Accrued interest payable	182,280	117,808	17,161
Risk safeguard fund payable	456,276	546,998	79,679
Accrued expenses and other current liabilities	2,145,689	2,055,698	299,446
Total current liabilities	8,018,713	6,856,428	998,751
Non-current liabilities
Long-term funding debts	157,887	210,894	30,720
Deferred tax liabilities*	187,183	135,079	19,676
Other long-term liabilities	—	52,188	7,602
Total non-current liabilities*	345,070	398,161	57,998
TOTAL LIABILITIES*	8,363,783	7,254,589	1,056,749

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	160	164	24
Class B Ordinary Shares	66	64	9
Additional paid-in capital	2,328,716	2,368,123	344,956
Statutory reserves	200,262	200,262	29,171
Accumulated other comprehensive loss	(14,308)	(23,847)	(3,474)
Retained earnings*	1,591,896	2,016,196	293,694
TOTAL SHAREHOLDERS’ EQUITY*	4,106,792	4,560,962	664,380
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY*	12,470,575	11,815,551	1,721,129

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019
	RMB	RMB	US$
Operating revenue:
Online direct sales	542,899	624,909	91,029
Services and others	30,094	54,699	7,968
Online direct sales and services income	572,993	679,608	98,997
Interest and financial services income and other revenues*	834,683	309,065	45,021
Loan facilitation and servicing fees*	206,042	785,837	114,470
Financial services income*	1,040,725	1,094,902	159,491
Total operating revenue*	1,613,718	1,774,510	258,488
Operating cost:
Cost of sales	(548,723)	(628,002)	(91,478)
Funding cost	(257,026)	(142,272)	(20,724)
Processing and servicing cost	(65,934)	(116,719)	(17,002)
Provision for credit losses of financing receivables	(286,791)	(152,517)	(22,216)
Provision for credit losses of contract assets and service fees receivable*	(3,623)	(18,241)	(2,657)
Total operating cost*	(1,162,097)	(1,057,751)	(154,077)
Gross profit*	451,621	716,759	104,411
Operating expenses:
Sales and marketing expenses	(101,510)	(195,183)	(28,432)
Research and development expenses	(68,093)	(93,848)	(13,670)
General and administrative expenses	(58,641)	(87,210)	(12,703)
Total operating expenses	(228,244)	(376,241)	(54,805)
Gain on guarantee liabilities, net	—	103,677	15,102
Interest expense, net	(3,639)	(2,458)	(358)
Change in fair value of financial guarantee derivatives, net	(8,075)	50,496	7,356
Others, net	7,625	17,610	2,565
Income before income tax expense*	219,288	509,843	74,271
Income tax expense*	(41,428)	(85,543)	(12,460)
Net income*	177,860	424,300	61,811

Net income per ordinary share*
Basic	0.54	1.21	0.18
Diluted	0.49	1.17	0.17

Net income per ADS*
Basic	1.07	2.41	0.35
Diluted	0.98	2.35	0.34

Weighted average number of ordinary shares outstanding
Basic	331,158,139	351,642,939	351,642,939
Diluted	361,428,816	361,647,253	361,647,253

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2018	2019
	RMB	RMB	US$
Net income*	177,860	424,300	61,811
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(43,249)	(9,539)	(1,389)
Total comprehensive income*	134,611	414,761	60,422

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2018	2019
	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income*	177,860	424,300	61,811
Add: Share-based compensation expenses	27,311	39,407	5,740
Adjusted net income*	205,171	463,707	67,551

Adjusted net income per ordinary share*
Basic	0.62	1.32	0.19
Diluted	0.57	1.28	0.19

Adjusted net income per ADS*
Basic	1.24	2.64	0.38
Diluted	1.14	2.56	0.37

Weighted average number of ordinary shares outstanding
Basic	331,158,139	351,642,939	351,642,939
Diluted	361,428,816	361,647,253	361,647,253

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2018	2019
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income*	177,860	424,300	61,811
Add: Income tax expense*	41,428	85,543	12,460
Share-based compensation expenses	27,311	39,407	5,740
Interest expense, net	3,639	2,458	358
Non-GAAP EBIT*	250,238	551,708	80,369

* The financial information for the first quarter of 2019 has been restated. Please refer to the detailed explanation in the section of “Restatement of unaudited financial results for the quarter ended March 31, 2019”.